OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Source Energy Corporation

(Name of Issuer)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

83614W202

(CUSIP Number)

Source Energy Corporation 3040 Granite Meadow Lane Sandy, Utah 84092 (801) 943-5490 Attn: Robert K. Bench, CFO

DLA Piper Rudnick Gray Cary 701 Fifth Avenue, Suite 7000 Seattle, WA 98104 (206) 839-4800 Attn: David F. Wickwire

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83614W202

1.	Name of Reporting Person: John R. Dennis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 698,816

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 698,816

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 698,816

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 83614W202

1.	Name of Reporting Person: Seaport Ventures, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power:

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 384,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 83614W202

1.	Name of Reporting Person: Maryanne Dennis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power:

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 124,347

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): <1%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer
This statement on Schedule 13D relates to shares of common stock, par value $0.00025 per share (the “Company Common Stock”), of Source Energy Corporation (the “Company”), whose principal executive offices are located at 3040 Granite Meadow Lane, Sandy, Utah 84092. The telephone number of the Company is (801) 943-5490.
Item 2. Identity and Background
(a)	This Schedule is being filed by John R. Dennis on behalf of the following persons (collectively, the “Reporting Persons”): John R. Dennis Seaport Ventures, LLC Maryanne Dennis
(b)	The mailing address of each of the Reporting Persons are 8644 — 154th Avenue NE, Redmond, WA 98052.
(c)	The principal occupations/principal business of each of the Reporting Persons is as follows:

John R. Dennis, an individual, is the President and a director of Vista.com, Inc., a Washington company. Mr. Dennis is also the managing member of Seaport Ventures, LLC.

Seaport Ventures, LLC is a Minnesota limited liability company.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of John R. Dennis is United States. Seaport Ventures, LLC is domiciled in Minnesota.
Item 3. Source and Amount of Funds or Other Consideration
On November 9, 2005, the Company completed a stock-for-stock merger with Vista.com, Inc., a Washington corporation (“Vista”) pursuant to an Agreement and Plan of Merger, dated as of October 21, 2005 (the “Merger Agreement”), by and among the Company, Vista Acquisition Corp., a wholly-owned subsidiary of the Company (the “Merger Sub”) and Vista, providing for the merger of Merger Sub with and into Vista (the “Merger”).
Upon completion of the Merger, Vista became a wholly-owned subsidiary of the Company, and the Company issued an aggregate of approximately fifteen million nine hundred sixty-six thousand eight hundred thirty-eight (15,966,838) shares of Company Common Stock to the shareholders of Vista and assumed Vista’s outstanding warrants, stock options and convertible promissory notes. Upon the effectiveness of the Merger, each outstanding share of Vista common stock and Series A Preferred Stock, no par value per share (the “Vista Stock”) was exchanged for 1 share of the Company’s Common Stock.
In connection with the Merger:
(a)	John R. Dennis acquired 698,816 shares of the Company Common Stock in exchange for 698,816 shares of Vista Stock beneficially owned by him as of the Effective Time of the Merger; and
(b)	Seaport Ventures, LLC acquired 384,426 shares of the Company’s Common Stock in exchange for 209,142 shares of Vista Stock beneficially owned by it as of the effective time of the Merger.
References to, and descriptions of the Merger Agreement are incorporated herein in their entirety by this reference to the Merger Agreement, which is filed as an Exhibit to this Statement on Schedule 13D. The Merger Agreement is attached hereto as Exhibit 1.
Upon consummation of the Merger, the former directors of Vista, with the exception of Mr. Michael Snow, became directors of the Company; and thereupon, all of the prior directors of the Company resigned.
Upon consummation of the merger, the Company adopted Vista’s business model as its primary business operation.

Item 4. Purpose of Transaction
See Item 3 which is incorporated by reference herein.
Each Reporting Person acquired the Company Common Stock in the Merger for purposes of investment.
Other than as described in this Item 4, the Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.
Item 5. Interest in Securities of the Issuer

				Shares	Shares	Shares
	No. of		Shares	Subject to	Subject to	Subject to
	Shares	% of Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power

John R. Dennis (1)	698,816	4.3%	698,816	0	698,816	0
Seaport Ventures, LLC (2)	209,142	2.3%	0	0	0	0

(1)	Listed shares held of record by John R. Dennis. Mr. Dennis has sole voting and dispositive power with respect to the listed shares.

(2)	Listed shares held of record by Seaport Ventures, LLC. Mr. Dennis has sole voting and dispositive power with respect to the listed shares. Mr. Dennis disclaims beneficial ownership of the listed shares, except to the extent of his pecuniary interest in the entity.
Other than as described in Item 4 above, none of the Reporting Persons has engaged in any other transactions with respect to the shares covered by this Schedule in the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     John R. Dennis is the managing member of Seaport Ventures, LLC. Mr. Dennis disclaims beneficial ownership of the Company’s Common Stock except, or as applicable, to the extent of his pecuniary interest in Seaport Ventures, LLC.
     Except to the extent described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits

Exhibit				Incorporated by Reference
No.	Description	Registrant	Form	Exhibit No.	File No.	Filing Date
1	Agreement and Plan of Merger, dated as of October 21, 2005, by and among Source Energy Corporation, a Utah Corporation, Vista Acquisition Corp., a Washington corporation and wholly-owned subsidiary of Source Energy Corporation, and Vista.com, Inc., a Washington corporation	Source Energy Corporation	8-K	2.1	0-29129	October 24, 2005

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 21, 2005

/s/ John R. Dennis
John R. Dennis

SEAPORT VENTURES, LLC
By:	/s/ John R. Dennis
	Name:	John R. Dennis
	Title:	Managing Member